Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Paul Hastings

04 MAR -3 AM 7:21

04010278

SUPPL

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(213) 683-6196
carolyndomen@paulhastings.com

March 2, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of February, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

LA/988033.1

dlw 3/4

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

SCHEDULE 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN FEBRUARY, 2004

1. Overview of Consolidated Performance in the Third Quarter of the Fiscal Year Ending March 31, 2004(April 1, 2003 to December 31, 2003) (Exhibit 1) (English translation attached)

2. FY2004 Performance Outline (Exhibit 2) (English translation attached)

3. Overview of Results for the Third Quarter Ended December 31,2003, and Outlook for the Full Fiscal Year ending March 31, 2004 (Supplementary Data) (Exhibit 3) (English translation attached)

4. Overview of New Medium-Term Business Plan (YSD50) (Exhibit 4) (English translation attached)

5. Analyst and Investor Briefing on the Third Quarter of the Fiscal Year Ending March 31, 2004(April 1, 2003 to December 31, 2003) (Exhibit 5) (English translation attached)

6. April 2004 to March 2007 Medium-Term Business Plan Briefing (Exhibit 6) (English translation attached)

7. Notice of Merger of Domestic Musical Instrument Marketing Subsidiaries (Exhibit 7) (English translation attached)

Exhibit 1

平成 16年 3月期　第３四半期業績の概況（連結）

平成 16年 2月 9日

04 MAR -3 AM 7:21

上　場　会　社　名　　　ヤマハ株式会社　　（コード番号：7951　東証第１部）
(URL http://www.yamaha.co.jp/ir/report/)
代　表　者　　役職名　代表取締役社長　氏名　伊藤　修二
問合せ先責任者　役職名　経理・財務部長　氏名　梅田　史生　　（ＴＥＬ：（053）460 - 2141）

1．　四半期財務情報の作成等に係る事項

①　会計処理の方法の最近連結会計年度における方法との相違の有無　：有　（一部に簡便的な手続を用いております。）

②　連結及び持分法の適用範囲の異動の状況
連結（新規）　7社　（除外）　2社　　持分法（新規）　-社　（除外）　-社
なお、決算日が連結決算日と異なる連結子会社については、当連結会計年度から、連結決算日に正規の決算に準ずる合理的な手続きにより決算を行うこととし、当第１四半期から実施しております。

2．　平成 16年 3月期 第３四半期業績の概況（平成 15年 4月 1日～平成 15年 12月 31日）

(1) 経営成績（連結）の進捗状況　　（百万円未満切捨表示）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
16年 3月期 第３四半期	415,351	－	45,100	－	51,248	－	45,706	－
15年 3月期 第３四半期	－	－	－	－	－	－	－	－
（参考）15年 3月期	524,763		32,043		33,839		17,947	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円　銭	円　銭
16年 3月期 第３四半期	221.72	205.94
15年 3月期 第３四半期	－	－
（参考）15年 3月期	86.65	77.32

（注）　四半期業績開示は当第１四半期より行っているため、前年同四半期実績及び増減率は記載しておりません。

［経営成績（連結）の進捗状況に関する定性的情報等］
世界経済が回復基調にある中、国内景気も設備投資と輸出に支えられ徐々に明るさを取り戻してまいりました。
このような状況の中、当社の販売につきましては、前年の状況と比べ、楽器事業はほぼ横這いとなり、ＡＶ・ＩＴ事業はパソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退により減少となりました。また、電子機器・電子金属事業では携帯電話用音源ＬＳＩの伸長により大幅な増加となったため、全体では増収となりました。
損益につきましては、経常利益、当期純利益とも順調に推移しました。

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円　銭
16年 3月期 第３四半期	543,502	259,829	47.8	1,260.36
15年 3月期 第３四半期	－	－	－	－
（参考）15年 3月期	512,716	214,471	41.8	1,040.06

【連結キャッシュ・フローの状況】

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
16年 3月期 第３四半期	25,970	△ 13,184	△ 9,643	45,105
15年 3月期 第３四半期	－	－	－	－
（参考）15年 3月期	33,052	△ 21,645	△ 8,582	42,976

３．平成 16年 3月期の連結業績予想（平成 15年 4月 1日～平成 16年 3月 31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	542,000	51,000	44,000

（参考）１株当たり予想当期純利益（通期） 213円 43銭

（平成 15年 11月 10日 発表の予想）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	544,000	47,500	41,500

（参考）１株当たり予想当期純利益（通期） 201円 30銭

［業績予想に関する定性的情報等］
当期の連結業績予想につきましては、平成15年９月中間期決算発表時の業績予想に対し、売上高につきましては主にＡＶ・ＩＴ事業の減収、電子機器・電子金属事業の増収により、全体として微減となる見込みです。損益につきましては主に電子機器・電子金属事業の増益により、全体として増益となる見込みです。

平成 16年 3月期の個別業績予想（平成 15年 4月 1日～平成 16年 3月 31日）

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	344,000	28,500	26,500	10.00	15.00

（参考）１株当たり予想当期純利益（通期） 128円 42銭

（平成 15年 11月 10日 発表の予想）

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	341,000	24,500	23,500	5.00	10.00

（参考）１株当たり予想当期純利益（通期） 113円 88銭

［業績予想に関する定性的情報等］
当期の個別業績予想につきましては、平成15年９月中間期決算発表時の業績予想に対し、主に電子機器・電子金属事業の売上げ伸長により増収、増益となる見込みです。
なお、配当につきましては、期末配当を１株につき５円増額し、１株につき１０円（年間配当１５円）とする予定であります。

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。

（添付資料）

1．要約連結損益計算書

（単位：百万円）

科　目	当第３四半期（平成15年4月1日～平成15年12月31日） 金　額	百分比	前　期（平成14年4月1日～平成15年3月31日） 金　額	百分比
		%		%
Ⅰ　売上高	415,351	100.0	524,763	100.0
Ⅱ　売上原価	256,532	61.7	338,440	64.5
延払未実現利益	171		133	
売上総利益	158,990	38.3	186,456	35.5
Ⅲ　販売費及び一般管理費	113,889	27.4	154,413	29.4
営業利益	45,100	10.9	32,043	6.1
Ⅳ　営業外収益	11,311	2.7	9,994	1.9
Ⅴ　営業外費用	5,164	1.3	8,197	1.6
経常利益	51,248	12.3	33,839	6.4
Ⅵ　特別利益	187	0.0	460	0.1
Ⅶ　特別損失	1,405	0.3	11,687	2.2
税金等調整前四半期（当期）純利益	50,030	12.0	22,612	4.3
法人税、住民税及び事業税	4,127	1.0	3,962	0.8
法人税等調整額	△300	△0.1	65	0.0
少数株主利益	496	0.1	636	0.1
四半期（当期）純利益	45,706	11.0	17,947	3.4

2．セグメント情報

［事業の種類別セグメント情報］

（単位：百万円）

	当第３四半期（平成 15年 4月 1日～平成 15年 12月 31日）								
	楽器	AV・IT	リビング	電子機器電子金属	レクリエーション	その他	計	消去又は全社	連結
売上高									
(1)　外部顧客に対する売上高	227,762	58,808	35,170	58,548	15,013	20,046	415,351		415,351
(2)　セグメント間の内部売上高又は振替高				1,742			1,742	△1,742	
計	227,762	58,808	35,170	60,291	15,013	20,046	417,093	△1,742	415,351
営業費用	212,563	54,210	33,474	36,507	15,850	19,386	371,992	△1,742	370,250
営業利益	15,199	4,598	1,695	23,784	△837	660	45,100		45,100

［海外売上高］

（単位：百万円）

	当第３四半期（平成 15年 4月 1日～平成 15年 12月 31日）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	66,038	65,759	37,398	169,196
Ⅱ　連結売上高				415,351
Ⅲ　連結売上高に占める海外売上高の割合	15.9%	15.8%	9.0%	40.7%

04 MAR -3 AM 7:21

YAMAHA CORPORATION

Overview of Consolidated Performance in the Third Quarter of the Fiscal Year Ending March 31, 2004 (April 1, 2003, to December 31, 2003)

February 9, 2004

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda
Telephone: +81 53 460 2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2003: Yes (Simplified accounting procedures used in some instances.)

(2) Changes in the Status of Consolidated Companies and Companies Accounted for using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 7

Number of companies removed from consolidation: 2

Equity method:

Number of companies newly accounted for using the equity method: —

Number of companies removed from the equity method: —

From the consolidated fiscal year under review, consolidated subsidiaries with fiscal years not corresponding to the parent company's consolidated fiscal year prepare their financial accounts on consolidated accounting dates using semi-formal, rational methods. This system is being implemented from the first quarter of the fiscal year ended March 31, 2004 (April 1, 2003 to June 30, 2003).

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2004 (April 1, 2003, to December 31, 2003)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)	Millions of yen	(% change from the previous fiscal year)
Third Quarter of FY2004	¥415,351	—	¥45,100	—	¥51,248	—	¥45,706	—
Third Quarter of FY2003	¥ —	—	¥ —	—	¥ —	—	¥ —	—
(Reference) FY2003	¥524,763		¥32,043		¥33,839		¥17,947	

	Net income per share	Net income per share after full dilution
	Yen	Yen
Third Quarter of FY2004	¥221.72	¥205.94
Third Quarter of FY2003	¥ —	¥ —
(Reference) FY2003	¥ 86.65	¥ 77.32

Note: Because prior to FY2004 the Company did not disclose quarterly performance data, figures for quarterly period performance in the previous fiscal year are not shown.

Qualitative and Other Information on Consolidated Performance

Reflecting the recovery trend in the global economy, domestic business conditions saw a gradual brightening supported by capital investment and exports. With regard to sales in this environment, compared with the previous fiscal year performance YAMAHA's musical instrument business remained steady, while sales in the AV/IT business declined due to the withdrawal from the CDR-RW drive business. Sales in the electronic equipment and metal products business rose sharply thanks to growth in demand for mobile phone sound source chips, and overall sales increased. In terms of profit, both recurring profit and net income were robust.

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Third Quarter of FY2004	¥543,502	¥259,829	47.8	¥1,260.36
Third Quarter of FY2003	¥ —	¥ —	—	¥ —
(Reference) FY2003	¥512,716	¥214,471	41.8	¥1,040.06

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third Quarter of FY2004	¥25,970	¥(13,184)	¥(9,643)	¥45,105
Third Quarter of FY2003	¥ —	¥ —	¥ —	¥ —
(Reference) FY2003	¥33,052	¥(21,645)	¥(8,582)	¥42,976

3. FORECASTS OF RESULTS FOR FY2004 (April 1, 2003 to March 31, 2004)

As of February 9, 2004 (Revised Forecast)

	Net sales	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
FY2004	¥542,000	¥51,000	¥44,000	¥213.43

As of November 10, 2003

	Net sales	Recurring profit	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
FY2004	¥544,000	¥47,500	¥41,500	¥201.30

Qualitative and Other Information on Projected Performance

Regarding consolidated performance forecasts for the current fiscal year, net sales are expected to be slightly lower overall compared with forecasts announced in the interim flash report. This is primarily due to the decline in the AV/IT business despite the increase in the electronic equipment and metal products business. With regard to profitability, an overall increase in income is forecast, mainly due to the increase in income in the electronic equipment and metal products business.

Forecast of Non-Consolidated Performance in the Fiscal Year Ending March 2004 (April 1, 2003 to March 31, 2004)

As of February 9, 2004 (Revised Forecast)

	Net sales	Recurring profit	Net income	Year-end dividends per per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2004	¥344,000	¥28,500	¥26,500	¥10.00	¥15.00

As of November 10, 2003

	Net sales	Recurring profit	Net income	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2004	¥341,000	¥24,500	¥23,500	¥5.00	¥10.00

Qualitative and Other Information on Projected Performance

Compared with full-year non-consolidated performance forecasts announced in the interim flash report, forecasts for both sales and income increased due to a rise in electronic equipment and metal products business sales.

With regard to dividends, YAMAHA plans to increase end of period dividends by ¥5 per share to ¥10 per share (for an annual dividend of ¥15).

Forecasts of performance are made by the Company based on information currently available. Actual performance may differ from forecasts.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME

	Third quarter of FY2004 (April 1, 2003–December 31, 2003)		FY2003 (April 1, 2002–March 31, 2003)	
	Millions of yen	%	Millions of yen	%
Net sales	**¥415,351**	**100.0**	¥524,763	100.0
Cost of sales:	**256,532**	**61.7**	338,440	64.5
Unrealized profit	171		133	
Gross profit	**158,990**	**38.3**	186,456	35.5
Selling, general and administrative expenses:	**113,889**	**27.4**	154,413	29.4
Operating income	**45,100**	**10.9**	32,043	6.1
Non-operating income	**11,311**	**2.7**	9,994	1.9
Non-operating expenses	**5,164**	**1.3**	8,197	1.6
Recurring profit	**51,248**	**12.3**	33,839	6.4
Other profit	**187**	**0.0**	460	0.1
Other loss	**1,405**	**0.3**	11,687	2.2
Income before income taxes and minority interests	**50,030**	**12.0**	22,612	4.3
Current income taxes	**4,127**	**1.0**	3,962	0.8
Deferred income taxes	**(300)**	**(0.1)**	65	0.0
Minority interests	**496**	**0.1**	636	0.1
Net income	**¥ 45,706**	**11.0**	¥ 17,947	3.4

Note: Figures of less than ¥1 million have been omitted.

2. SEGMENT INFORMATION

Business Segments (Third quarter of FY2004 (April 1, 2003–December 31, 2003)) (Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥227,762	¥58,808	¥35,170	¥58,548	¥15,013	¥20,046	¥415,351	¥ —	¥415,351
Intersegment sales or transfers				1,742			1,742	(1,742)	
Total sales	¥227,762	¥58,808	¥35,170	¥60,291	¥15,013	¥20,046	¥417,093	¥(1,742)	¥415,351
Operating expenses	212,563	54,210	33,474	36,507	15,850	19,386	371,992	(1,742)	370,250
Operating income (loss)	¥ 15,199	¥ 4,598	¥ 1,695	¥23,784	¥ (837)	¥ 660	¥ 45,100	¥ —	¥ 45,100

3. OVERSEAS SALES (Third quarter of FY2004 (April 1, 2003–December 31, 2003))

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥66,038	¥65,759	¥37,398	¥169,196
Net sales	—	—	—	415,351
% of net sales	15.9%	15.8%	9.0%	40.7%

Exhibit 2

04年3月期業績資料

ヤマハ株式会社

	第3Q実績 03年12月期	第3Q累計実績 03年12月期	当期予想 (03/11/10発表) 04年3月期	当期予想 (今回発表) 04年3月期	前期実績 03年3月期
売上高	1,490億円	4,153億円	5,440億円	5,420億円	5,247億円
国内売上高	844億円 (56.6%)	2,461億円 (59.3%)	3,181億円 (58.5%)	3,237億円 (59.7%)	3,121億円 (59.5%)
海外売上高	647億円 (43.4%)	1,692億円 (40.7%)	2,259億円 (41.5%)	2,183億円 (40.3%)	2,126億円 (40.5%)
営業利益	187億円 (12.5%)	451億円 (10.9%)	420億円 (7.7%)	455億円 (8.4%)	320億円 (6.1%)
経常利益	215億円 (14.4%)	512億円 (12.3%)	475億円 (8.7%)	510億円 (9.4%)	338億円 (6.4%)
当期利益	195億円 (13.1%)	457億円 (11.0%)	415億円 (7.6%)	440億円 (8.1%)	179億円 (3.4%)
為替レート	110円/US$ 130円/EUR	116円/US$ 128円/EUR	115円/US$ 126円/EUR	115円/US$ (*3) 128円/EUR	122円/US$ 116円/EUR
ROE	7.8%	19.3%	17.6%	18.6%	8.6%
ROA	3.6%	8.7%	8.2%	8.7%	3.5%
1株当り利益	94.6円	221.7円	201.3円	213.4円	86.7円
設備投資	43億円	138億円	218億円	224億円	169億円
(減価償却費)	47億円	135億円	190億円	182億円	176億円
研究開発費	59億円	170億円	228億円	227億円	224億円
実質有利子負債(*1)	-	409億円	226億円	248億円	460億円
(フリーキャッシュフロー)					
営業活動	154億円	260億円	561億円	565億円	330億円
投資活動	▲44億円	▲132億円	▲228億円	▲238億円	▲216億円
フリーキャッシュフロー	110億円	128億円	333億円	327億円	114億円
期末在庫高	-	768億円	708億円	715億円	801億円
(要員数)					
国内	-	12,001人	11,928人	11,924人	11,887人
海外	-	11,890人	12,219人	12,162人	11,676人
合計(*2)	-	23,891人	24,147人	24,086人	23,563人
(内、新規連結)	(-)	(722人)	(710人)	(760人)	
(事業別売上高)					
楽器	787億円 (52.8%)	2,278億円 (54.9%)	2,975億円 (54.7%)	2,960億円 (54.6%)	2,926億円 (55.8%)
AV・IT	248億円 (16.6%)	588億円 (14.2%)	830億円 (15.3%)	790億円 (14.6%)	837億円 (16.0%)
リビング	120億円 (8.0%)	352億円 (8.5%)	455億円 (8.4%)	450億円 (8.3%)	460億円 (8.8%)
電子機器・金属	221億円 (14.8%)	585億円 (14.1%)	705億円 (13.0%)	760億円 (14.0%)	606億円 (11.5%)
レクリエーション	47億円 (3.2%)	150億円 (3.6%)	210億円 (3.9%)	200億円 (3.7%)	209億円 (4.0%)
その他	67億円 (4.5%)	200億円 (4.8%)	265億円 (4.9%)	260億円 (4.8%)	209億円 (4.0%)
(事業別営業利益)					
楽器	55億円	152億円	120億円	120億円	98億円
AV・IT	32億円	46億円	40億円	40億円	32億円
リビング	6億円	17億円	10億円	10億円	5億円
電子機器・金属	96億円	238億円	250億円	290億円	193億円
レクリエーション	▲3億円	▲8億円	▲5億円	▲10億円	▲11億円
その他	1億円	6億円	5億円	5億円	4億円

(単独の状況)					
売上高	899億円	2,698億円	3,410億円	3,440億円	3,340億円
営業利益	104億円 (11.6%)	291億円 (10.8%)	235億円 (6.9%)	275億円 (8.0%)	218億円 (6.5%)
経常利益	108億円 (12.0%)	305億円 (11.3%)	245億円 (7.2%)	285億円 (8.3%)	222億円 (6.6%)
当期利益	107億円 (11.9%)	299億円 (11.1%)	235億円 (6.9%)	265億円 (7.7%)	77億円 (2.3%)

*1 実質有利子負債＝長短借入金＋転換社債－現預金

*2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

*3 4Q為替レート US$=110円、EUR=127円

Exhibit 2

FY2004 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	3Q Results FY2004	3Q Results (1Q to 3Q) FY2004	Forecast(Full Year) (Nov.10, 2003) FY2004	Forecast(Full Year) Announced on Feb.9.04 FY2004	Results (Previous Year) FY2003
Net Sales	149.0	415.3	544.0	542.0	524.7
JAPAN Sales	84.4 (56.6%)	246.1 (59.3%)	318.1 (58.5%)	323.7 (59.7%)	312.1 (59.5%)
Overseas Sales	64.7 (43.4%)	169.2 (40.7%)	225.9 (41.5%)	218.3 (40.3%)	212.6 (40.5%)
Operating Income	18.7 (12.5%)	45.1 (10.9%)	42.0 (7.7%)	45.5 (8.4%)	32.0 (6.1%)
Recurring Profit	21.5 (14.4%)	51.2 (12.3%)	47.5 (8.7%)	51.0 (9.4%)	33.8 (6.4%)
Net Income	19.5 (13.1%)	45.7 (11.0%)	41.5 (7.6%)	44.0 (8.1%)	17.9 (3.4%)
Currency Exchange	110/US$	116/US$	115/US$	115/US$ (*3)	122/US$
Rate (=yen)	130/EUR	128/EUR	126/EUR	128/EUR	116/EUR
ROE(%)	7.8%	19.3%	17.6%	18.6%	8.6%
ROA(%)	3.6%	8.7%	8.2%	8.7%	3.5%
Earnings per share	94.6yens	221.7yens	201.3yens	213.4yens	86.7yens
Capital Expenditure	4.3	13.8	21.8	22.4	16.9
Depreciation	4.7	13.5	19.0	18.2	17.6
R&D Expenditure	5.9	17.0	22.8	22.7	22.4
Loans & Equivalents(*1)	-	40.9	22.6	24.8	46.0
Free Cash Flow					
Operating Activities	15.4	26.0	56.1	56.5	33.0
Investing Activities	-4.4	-13.2	-22.8	-23.8	-21.6
Total	11.0	12.8	33.3	32.7	11.4
Inventories at year-end	-	76.8	70.8	71.5	80.1
No. of Employees					
JAPAN	-	12,001	11,928	11,924	11,887
Overseas	-	11,890	12,219	12,162	11,676
Total (*2)	-	23,891	24,147	24,086	23,563
(Newly consolidated)	(-)	(722)	(710)	(760)	
Sales by Business segment					
Musical Instruments	78.7 (52.8%)	227.8 (54.9%)	297.5 (54.7%)	296.0 (54.6%)	292.6 (55.8%)
AV/IT	24.8 (16.6%)	58.8 (14.2%)	83.0 (15.3%)	79.0 (14.6%)	83.7 (16.0%)
Life Related	12.0 (8.0%)	35.2 (8.5%)	45.5 (8.4%)	45.0 (8.3%)	46.0 (8.8%)
Electronic Equipment	22.1 (14.8%)	58.5 (14.1%)	70.5 (13.0%)	76.0 (14.0%)	60.6 (11.5%)
Recreation	4.7 (3.2%)	15.0 (3.6%)	21.0 (3.9%)	20.0 (3.7%)	20.9 (4.0%)
Others	6.7 (4.5%)	20.0 (4.8%)	26.5 (4.9%)	26.0 (4.8%)	20.9 (4.0%)
Operating Income by Business segment					
Musical Instruments	5.5	15.2	12.0	12.0	9.8
AV/IT	3.2	4.6	4.0	4.0	3.2
Life Related	0.6	1.7	1.0	1.0	0.5
Electronic Equipment	9.6	23.8	25.0	29.0	19.3
Recreation	-0.3	-0.8	-0.5	-1.0	-1.1
Others	0.1	0.6	0.5	0.5	0.4
Non Consolidated Basis					
Net Sales	89.9	269.8	341.0	344.0	334.0
Operating Income	10.4 (11.6%)	29.1 (10.8%)	23.5 (6.9%)	27.5 (8.0%)	21.8 (6.5%)
Recurring Profit	10.8 (12.0%)	30.5 (11.3%)	24.5 (7.2%)	28.5 (8.3%)	22.2 (6.6%)
Net Income	10.7 (11.9%)	29.9 (11.1%)	23.5 (6.9%)	26.5 (7.7%)	7.7 (2.3%)

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds - Cash & Bank Deposit

*2 No. of Employees = No. of Full-time Staff at year-end + Average No. of Temp. Staff

*3 4Q Currency Exchange Rates US$=110JPY EUR=127JPY

04 MAR -3 AM 7: February 9, 2004

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of Results for the Third Quarter Ended December 31, 2003, and Outlook for the Full Fiscal Year Ending March 31, 2004

(Supplementary Data)

Third Quarter Results:

YAMAHA recorded consolidated sales of ¥149.0 billion and operating income of ¥18.7 billion in the third quarter of the fiscal year ending March 31, 2004. The main contributor was the electronic equipment and metal products business, centered on mobile phone sound source chips.

On a cumulative basis, over the nine-month period beginning April 2003, consolidated sales totaled ¥415.3 billion, operating income was ¥45.1 billion, and recurring profit amounted to ¥51.2 billion.

*YAMAHA started reporting results on a quarterly basis in the first quarter of the fiscal year ending March 31, 2004. Therefore, quarterly results for FY2003 and year-on-year percentage changes are not shown.

Outlook for the Fiscal Year Ending March 31, 2004: YAMAHA Further Raises Forecasts Announced along with Interim Results for Record Earnings

YAMAHA now expects full-year sales in the musical instruments business and the AV/IT business to fall short of the numbers announced along with interim results in November 2003. However, YAMAHA expects higher sales and earnings in the electronic equipment and metal products business, where demand for mobile phone sound source chips is strong. As a result, YAMAHA has raised its full-year consolidated forecasts announced along with interim results. YAMAHA now forecasts consolidated sales of ¥542.0 billion, operating income of ¥45.5 billion, recurring profit of ¥51.0 billion, and net income of ¥44.0 billion.

In brief, YAMAHA expects sales to rise for the second consecutive year and for all consolidated earnings figures to reach record highs since it first initiated the disclosure of consolidated results.

On a non-consolidated basis, YAMAHA now forecasts increases in both sales and profits, with net sales of ¥344.0 billion, operating income of ¥27.5 billion, recurring profit of ¥28.5 billion, and net income of ¥26.5 billion. As with the consolidated forecasts, these earnings represent the highest

levels since YAMAHA became a listed company.

Expected Dividends:

YAMAHA plans to increase end of period dividends by ¥5 per share to ¥10 per share (for an annual dividend of ¥15).

For further information, please contact:

Yamaha Corporation
Corporate Communications Group,
Public Relations Division
Mr. Mike Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060

Exhibit 3

２００４年２月９日

ヤマハ株式会社

（参考資料）　２００４年３月期第３四半期決算の概要と通期見通しについて

□第３四半期業績について

当社の２００４年３月期第３四半期の連結業績は、携帯電話用音源ＬＳＩを中心とする電子機器・金属事業が好調に推移し、売上高１，４９０億円、営業利益１８７億円となりました。

第１四半期からの９ヶ月累計では、売上高４，１５３億円、営業利益４５１億円、経常利益５１２億円となりました。

＊　四半期業績開示は、当第１四半期からの為、前年同四半期実績及び増減率は記載しておりません。

□通期業績予想について　―連単通期での各利益は中間決算発表時の過去最高益予想を更に上方修正―

２００４年３月期の連結通期業績予想は、昨年１１月の中間決算発表時の予想に対し楽器事業、ＡＶ・ＩＴ事業が減収となるものの、携帯電話用音源ＬＳＩが好調な電子機器・金属事業が増収増益となる見込みです。売上高は５，４２０億円を予想し、利益については、営業利益４５５億円、経常利益５１０億円、当期純利益４４０億円と中間決算発表時の予想を更に上方修正致します。２期連続の増収となるとともに、利益は全て連結決算開示以来の最高益を予想しています。

２００４年３月期の単独業績予想については、昨年１１月の中間決算発表時の予想に対し、売上高３，４４０億円、営業利益２７５億円、経常利益２８５億円、当期純利益２６５億円の増収増益を見込んでいます。利益については、連結業績と同様に上場以来の過去最高益となる見込みです。

□配当予想について

配当につきましては、期末配当を１株につき５円増額し、１０円（年間配当１５円）とする予定です。

以上

（お問い合わせ先）
ヤマハ株式会社　広報部　　〒108-8568 東京都港区高輪 2-17-11　　Tel 03-5488-6601

Exhibit 4

04 MAR -3 AM 7:21

２００４年２月９日
ヤマハ株式会社

新中期経営計画「ＹＳＤ５０」の概要について

当社はこの程、２００４年３月末で終了する現行の中期経営計画「感動創生２１」に続いて２００５年３月期から２００７年３月期までの３年間を対象に、経営の基本方針、重点事業戦略、数値を含む成果目標などを定めた新中期経営計画**「ＹＳＤ５０」**を策定いたしました。

新中期経営計画では、高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指すことを基本スタンスとして経営諸施策の執行を行い、計画最終年度の２００７年３月期には連結売上高５，９００億円、連結営業利益５００億円、実質有利子負債ゼロを目指します。

＊ ＹＳＤはYAMAHA Sustainable Development（持続的な発展）の頭文字を指し
５０は「５００億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです。

◇

１．現行の中期経営計画「感動創生２１」について

現行の中期経営計画「感動創生２１」は、３つのテーマ「成長へのチャレンジ」「グループ連結経営」「企業価値の増大/ブランドを輝かす」を掲げ、経営執行を進めてまいりました。
計画最終年度（２００４年３月期）の目標数値、売上高５，６００億円、営業利益２５０億円、経常利益２００億円に対し、連結通期業績予想では売上高５，４２０億円、営業利益４５５億円、経常利益５１０億円となる見込みです。売上高については、目標数値に若干未達となる見込みですが、利益面では、楽器事業の収益改善と携帯電話用音源 LSI の好調等により、大幅に目標を超える水準となり、ブランドに関する従業員の意識の高まりなどと併せて一定の成果を上げることができました。

◇

２．新中期経営計画の概要

＜基本スタンス＞

高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指す。

＜数値目標＞

中期経営計画の最終年度、２００７年３月期の連結業績数値の目標を以下の通りとする。

売上高	５，９００億円	ＲＯＥ	１０％
営業利益	５００億円	ＦＣＦ（３年間）	６００億円
経常利益	５２０億円	実質有利子負債	ゼロ
当期利益	３４０億円	在庫月数	２．９ヶ月以下

＜３つの基本方針＞

新たな中期経営計画では以下の３つの基本方針を掲げ、各種施策を展開してまいります。

1．持続的・安定的な高収益構造の確立

携帯電話用音源 LSI を主力とする半導体ビジネスは、利益が大きく振幅する事業であるとの認識に立ち、全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築する。

・楽器事業で営業利益３００億円
・その他中核事業の収益基盤の安定化
・既存の全事業ユニットの損益黒字化
・調達コスト削減、製造改革、ビジネスプロセス革新、事務合理化による全社コストダウン

2．独創的かつ高品質な商品開発/事業創出

各事業の中高級市場に注力、ブランドポジションの優位性を高めると同時にヤマハの総合力を生かした独創的な新規商品の提案により新たな需要を開拓する。

・新たな楽しみ方の提案（ネットワーク接続、簡単演奏等）
・メディア総合戦略の継続展開（ハード・ソフト・コンテンツの連動での新規ビジネス）
・コアコンピタンスの「音」をベースにした新規事業創出

3．企業の社会的責任（CSR）を重視した経営

企業価値/ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面で求められる責任を誠実に果たす。

・法令遵守　・環境保全（グリーン調達、環境配慮設計、ゼロエミッション等）
・安全衛生　・情報開示　・社会/文化との調和

＜各事業部門の主要な施策＞

基本方針の下、各事業部門が取り組む主要な施策は下記の通り。

楽器事業

企画開発力/マーケティング力強化による商品の付加価値向上

・高付加価値商品開発（楽しさ、使いやすさの提案）
・中高級モデル開発強化
・アーティスト/専門家対策
・アーティストリレーションを紹介するホームページの開設

設備音響ビジネス、中国市場における成長と国内市場の活性化

・設備音響ビジネス：ミキサーを中心にシステムソリューションの実現、営業体制強化
・中国：販売網・営業体制強化、ブランド強化、ヤマハ音楽教室の立ち上げ
・国内：販売のしくみ改革、普及・販売拠点への投資強化

製造改革の推進

・ＴＰＳ、ＴＰＭの全面展開
・ＳＣＭ活動と連動した在庫削減
・生産拠点の整備再配置
・杭州ヤマハ（中国の楽器生産現地法人）軌道乗せ
・調達コスト削減

その他中核事業

■ＡＶ・ＩＴ事業
・ホームシアター事業の強化
・企業・SOHO 向けのルーター事業ソリューションビジネス拡大
■半導体事業
・携帯電話用音源 LSI ビジネスのワールドワイドシェアの維持
・携帯電話用音源 LSI 以外の領域の拡大（アミューズメント、オーディオ、通信）
■コンテンツ・メディア事業
・海外着信メロディ配信ビジネス拡大
・ポータルサイトを活用した新規事業展開

その他の事業

■リビング事業
・リフォーム事業のビジネスモデル確立
・更なる損益分岐点の引き下げと資源の継続的投入
■レクリエーション事業
・「料理」、「もてなし」、「楽しみ方」の提案による差別化
■ゴルフ事業
・「NEW Inpres」シリーズブランドの存在感確立
■自動車用内装部品事業
・製造改革によるコストダウンで競争力強化
・新規顧客の開拓
■金型部品ＦＡ事業
・マグネシウム成型コスト№１工場の実現
■電子金属事業
・インバー材設備の転用による生産能力拡大

以上

（お問い合わせ先）
ヤマハ株式会社　広報部　〒108-8568 東京都港区高輪 2-17-11　Tel 03-5488-6601
広報部（浜松）〒430-8650 静岡県浜松市中沢町 10-1　Tel 053-460-2210

Exhibit 4

04 MAR -3 AM 7:21

February 9, 2004

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of New Medium-Term Business Plan (YSD50)

YAMAHA CORPORATION has established a new medium-term business plan (YSD50). As the successor to the current medium-term business plan (*Kando* Creation 21), scheduled for completion by the FY2004 year-end, YSD50 details fundamental management policies, strategies for key businesses, and measures of performance, including numerical targets, for the three-year period from the fiscal year ending March 2005 (FY2005) to the fiscal year ending March 2007 (FY2007).

YSD50 is a management paradigm for executing policies aimed at realizing a business structure that will enable YAMAHA to achieve sustainable development and generate stable, high earnings. Final-year (FY2007) targets call for consolidated sales of ¥590.0 billion, consolidated operating income of ¥50 billion, and zero interest-bearing debt.

*YSD is an acronym for YAMAHA Sustainable Development. The number 50 indicates the target of ¥50.0 billion in operating income and zero net debt.

1. Current medium-term business plan (*Kando* Creation 21)

Kando Creation 21 has provided a paradigm for business execution under three broad themes: Striving for Growth, Consolidated Group Management, and Value-Added Business, Sparkling YAMAHA Brand.

In its final year (FY2004), *Kando* Creation 21 targets sales of ¥560.0 billion, operating income of ¥25.0 billion, and recurring profit of ¥20.0 billion. YAMAHAs current forecasts for FY2004 are consolidated sales of ¥542.0 billion, operating income of ¥45.5 billion, and recurring profit of ¥51.0 billion. Although YAMAHA expects sales to fall slightly short of plan, earnings are on track to significantly exceed targets, supported by improved profits in the musical instruments business and strong earnings from mobile phone sound source chips. Another contributing factor is the heightened awareness among employees regarding the importance of enhancing the YAMAHA brand.

2. Overview of new medium-term business plan (YSD50)

(Fundamental concept)

Realize a business structure that will enable YAMAHA to achieve sustainable development and generate stable, high earnings.

(Numerical targets)

Consolidated earnings targets for the final year of YSD50 (FY2007) are shown below:

Sales	¥590.0bn	ROE	10%
Operating income	¥50.0bn	Free cash flow (3-year)	¥60.0bn
Recurring profit	¥52.0bn	Net interest-bearing debt	0
Net profit	¥34.0bn	Inventory (No. of months of cost of sales)	2.9months

(Three basic policies)

The three basic policies and various measures contained in YSD50 are shown below:

1. Earnings structure for sustainable development and the stable generation of high earnings

With the understanding that the semiconductor business, centered on mobile phone sound source chips, is subject to significant earnings volatility, YSD50 calls for strengthening the earnings capabilities of all YAMAHA businesses, with the musical instruments business particularly targeted for a substantial enhancement of profitability. The ultimate goal is to create an earnings structure for the YAMAHA Group as a whole that will consistently generating high earnings.

- Musical instruments: Operating income of ¥30.0bn
- Other core businesses: Stabilize earnings bases
- All existing business units: Ensure profitability
- Reduce expenses across the board by cutting procurement costs, revamping manufacturing processes, retooling business processes, and rationalizing clerical tasks.

2. Create and develop innovative, high-quality products and businesses

YSD50 calls for cultivating new demand by proposing innovative new products that leverage YAMAHAs comprehensive capabilities while positioning the YAMAHA brand for greater competitive advantage, focusing on the middle range/high-end of markets for every business.

- Propose new methods of amusement (network connectivity, ease of performance)
- Continually deploy comprehensive media strategy (create new businesses that interlock hardware, software, and content)
- Create new businesses based on YAMAHAs core competence in sound

3. Emphasize corporate social responsibility (CSR)

Take responsibility socially, environmentally, and economically with the goal of continually enhancing corporate value/brand value.

- Compliance with laws and regulations
- Environmental preservation (green procurement, environmentally friendly design, zero emissions, etc.)
- Safety and health
- Disclosure,
- Harmony with society/culture

(Main policies for individual businesses)
The main policies for individual businesses under the basic concept of YSD50 are as follows:

Musical instruments business
Increase the added valued of products by strengthening planning/development and marketing capabilities
- Develop high-valued-added products (supply instruments that are fun and easy to play)
- Strengthen the development of mid-range and high-end models
- Meet the needs of artists/specialists
- Develop website dedicated to artist relations

Revitalize the Japanese market and pursue growth in the Chinese market and in the field of professional audio equipment
- Professional audio equipment business: Develop system solutions, centered on mixers, and strengthen sales system
- China: Strengthen sales network and marketing systems, enhance YAMAHA brand, and set up YAMAHA music schools
  Japan: Revise sales mechanisms, bolster investment in dissemination/sales points

Revamp manufacturing processes
- Deploy TPS and TPM across the board (Toyota Production System, Total Production Management)
- Reduce inventories through links to SCM activities
- Bolster and reposition production bases
- Get Hangzhou Yamaha Musical Instruments on track
- Curtail procurement costs

Other core businesses
- ■ *AV/IT business*
- Strengthen the home theater business

- Expand enterprise/SOHO router business and solutions business

■ *Semiconductor business*
- Sustain global market share in mobile phone sound source chip business
- Seek growth in domains outside of mobile phone sound source chips (amusement, audio, telecom)

■ *Content/media business*
- Grow overseas ringing melodies distribution business
- Leverage portal sites to develop new businesses

<u>*Other businesses*</u>

■ Lifestyle-related products
- Establish business model for remodeling operations
- Lower breakeven point further and continually deploy resources

■ Recreation
- Offer differentiated experiences in terms of amusement, hospitality, and food

■ Golf products
- Heighten brand awareness of NEW Inpres series

■ Automobile interior components
- Re-engineer cost structure to reduce costs and increase competitiveness
- Cultivate new customers

■ Metallic molds and factory automation products
- Realize No. 1 factory status in terms of manufacturing costs for magnesium parts

■ Electronic equipment and metal products
- Expand production capacity by converting former Invar materials facility

For further information, please contact:

Yamaha Corporation
Corporate Communications Group,
Public Relations Division
Mr. Mike Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060

Exhibit 5

2004年3月期
第3四半期説明会

2004年2月10日

ヤマハ株式会社

3Q決算の概要

■3Q売上高は、楽器、AVが計画割れとなり、中間期発表時（11/10）の前回予想計画に対し減収
一方、対前年同期との比較では半導体の大幅増収に加え、楽器、AVも実質増収となり、全体では、約4%の増収

■営業利益は、ほぼ全セグメントで前回予想時の3Q計画及び前年同期実績に対し増益

■ユーロ売り予約によるヘッジ実施により、3Q計画に対し約8億円の為替益

■3Q末在庫は、楽器、AVが計画比、若干増加の水準。
但し、前年3Q末との比較では、約100億円の減少

■3Q末での実質有利子負債は、409億円

04/3期3Q 業績概要

YAMAHA

➢3Q業績は計画に対し減収増益

（億円）

	3Q実績	対 計画	対 前年同期
売上高	1,491	↘	↗
営業利益 （営業利益率）	187 (12.5 %)	↗	↗
経常利益 （経常利益率）	215 (14.4 %)	↗	↗
当期利益 （当期利益率）	195 (13.1 %)	↗	↗

為替レート		3Q	計画	前年同期
売上高	US$	109	110	123
	EUR	129	125	123
利益	US$	110	110	123
	EUR	130	125	117

04/3期3Q 事業別売上高

➤3Q売上高は対計画減収、対前年実績増収

（億円）

	3Q実績	対計画		対前年同期	
		為替影響	実質＋/▲	為替影響	実質＋/▲
楽器	787	▲2	↘	▲22	↗
AV・IT	248	+3	↘	▲3	↗
リビング	120		→		↘
電子機器・金属	221		↗		↗
レクリエーション	47		↘		↘
その他	67		↘		↗
計	1,491	+1	↘	▲25	↗

＊実質＋/▲は為替影響を除いた対計画及び対前年同期実績との増減傾向

04/3期3Q 事業別営業利益

➢3Q利益は概ね計画、前年実績に対し増益

（億円）

	3Q実績	対計画		対前年同期	
		為替影響	実質＋/▲	為替影響	実質＋/▲
楽器	55	+5	↗	+3	→
AV・IT	32	+3	↗	+11	→
リビング	6		→		↗
電子機器・金属	96		↗		↗
レクリエーション	▲3		↘		→
その他	1		→		↗
計	187	+8	↗	+14	↗

＊実質＋/▲は為替影響を除いた対計画及び対前年同期実績との増減傾向

04/3期 業績予想

YAMAHA

➢4Q為替レートは、US$=110円、EUR=127円を前提　（億円）

	1Q～3Q 実績	4Q 予想	04/3期（今回予想）	04/3期（前回予想）	03/3期 実績	前回予想 変化率	前年実績 変化率
売上高	4,153	1,067	5,420	5,440	5,247	▲0.4%	+3.3%
営業利益	451 (10.9%)	4 (0.4%)	455 (8.4%)	420 (7.7%)	320 (6.1%)	+8.3%	+42.2%
経常利益	512 (12.3%)	▲2 (－%)	510 (9.4%)	475 (8.7%)	338 (6.4%)	+7.4%	+50.9%
当期利益	457 (11.0%)	▲17 (－%)	440 (8.1%)	415 (7.6%)	179 (3.4%)	+6.0%	+145.8%

為替レート

		1Q～3Q 実績	4Q 予想	04/3期（今回予想）	04/3期（前回予想）	03/3期 実績
売上高	US$	115	110	114	114	122
	EUR	132	127	131	130	121
利益	US$	116	110	115	115	122
	EUR	128	127	128	126	116

通期 事業別売上高予想



(億円)
レク 他
電子機器・金属
リビング
AV・IT
楽 器
5,247
418
606
460
837
2,926
03/3
5,420 (+3.3%)
460 (+10.0)
760 (+25.4)
450 (▲2.2)
790 (▲5.6)
2,960 (+1.2)
04/3
(今回予想)
5,450 (+3.9%)
460
760
450
791 (▲5.5)
2,989 (+2.2)
04/3
(今回予想)
為替影響
＝▲30
調整後
( )内は前期比
前期比較
5,440
475
705
455
830
2,975
04/3
(前回予想)
5,418 (▲0.4%)
460 (▲3.2)
760 (+7.8)
450 (▲1.1)
787 (▲5.2)
2,961 (▲0.5)
04/3
(今回予想)
為替影響
＝2
調整後
( )内は前回予想比
前回予想比較

通期 事業別営業利益予想

YAMAHA

（億円）

	03/3 実績	04/3 予想	+/▲	為替影響	実質 +/▲	前回（11/10）予想
楽器	98	120	+22	+23	▲1	120
AV・IT	32	40	+8	+27	▲19	40
リビング	5	10	+5		+5	10
電子機器・金属	193	290	+97		+97	250
レクリエーション	▲11	▲10	+1		+1	▲5
その他	4	5	+1		+1	5
計	320	455	+135	+50	+85	420

＊前回（11/10）予想との比較では、+35億円。
うち下期での為替影響は11億円（楽器　7億円、AV･IT　4億円）
従って、実質ベースでは前回予想に対し、24億円の増益

楽 器 事 業

YAMAHA

■3Qの状況

・3Qの実質売上は、前年同期比増収
・北米、欧州は低価格化の進行もあり、クリスマス商戦は期待値に届かず
・アジアは韓国、中近東等で伸長。中国は市場政策遅れで引き続き低迷
・3Q末在庫は、計画比若干の増加。但し、前年比では減少



売 上 高
(億円)
2,869
2,926
2,960
2,975
(1,938)
(2,011)
(2,058)
(2,082)
音楽教室他
ヤマハ楽器
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)

	02/3	03/3	04/3 (今回予想)
上期	1,446	1,462	1,491
下期	1,423	1,464	1,469



営 業 利 益
(億円)
47
98
120
120
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)

	02/3	03/3	04/3 (今回予想)
上期	38	60	97
下期	9	38	23

日本市場でのヤマハ楽器販売状況

YAMAHA

1～3Qでは、モデルチェンジの端境期で、エレクトーンが前年同期比半減となったことが大きく、全体では、前年同期比3%の減少。通期では、新機能搭載のエレクトーン「STAGEA」の市場導入で挽回を期す。



（億円）
1500
1000
500
0
（　）内は前年同期比
1,076
1,072
(100%)
1,040
(97%)
1,428
592
1,394
(98%)
559
(94%)
1,368
(98%)
(96%)
02/3及び03/3の
1～3Q実績は、、
社内管理ベース数値
音楽教室他
ヤマハ楽器
02/3
03/3
04/3
02/3
03/3
04/3
(予想)
1～3Q 実 績
通 期 ベース

アメリカ市場でのヤマハ楽器販売状況

2Qで、1Q前半のマイナス分を挽回し、前年同期比増収。3Qもポータブルキーボードを中心に販売好調。 ピアノの高額モデルと管楽器が苦戦。



卸金額
（百万＄）
600
500
400
300
200
100
0
3Q
2Q
1Q
357
138
126
93
369
(103%)
128
138
103
394
(107%)
146
149
99
470
501
(107%)
524
(105%)
02/3
03/3
04/3
02/3
03/3
04/3
（予想）
1～3Q 実 績
通 期 ベース

ドイツ市場でのヤマハ楽器販売状況

全体的に経済低迷が継続しており、小売店の財政状況が悪化する傾向。
Eコマース（インターネット販売）の影響が管楽器販売に出始めている。



卸金額
（百万EURO）
250
200
150
100
50
0
3Q
2Q
1Q
153
61
47
45
155
(101%)
59
51
45
150
(97%)
56
51
43
190
194
(102%)
198
(102%)
02/3
03/3
04/3
02/3
03/3
04/3
（予想）
1～3Q 実 績
通 期 ベース

英国市場でのヤマハ楽器販売状況

小売消費指数が対前年7%減と景気は後退する中、低価格帯のピアノ、電子ピアノ、ポータブルキーボードが堅調だが、PA、管楽器が依然低迷。



卸金額
（百万£）
70
60
50
40
30
20
10
0
3Q
2Q
1Q
48
21
16
11
50
(104%)
21
18
11
51
(102%)
23
17
11
60
63
(105%)
66
(105%)
02/3
03/3
04/3
02/3
03/3
04/3
（予想）
1~3Q 実績
通期ベース

AV･IT 事 業

■3Qの状況

・遅れていた中高級AVレシーバーと中国製低価格システム商品の市場導入により、3Q売上は前年同期比増収。但し、計画を下回る

・ルーター、通信カラオケは概ね順調

・在庫は、計画に対し微増

売 上 高　（億円）

( ) 内はCDRを除いた数値



952
(754)
837
(764)
790
830
CDR
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

	02/3	03/3	04/3 (今回予想)
上期	415 (332)	385 (350)	340
下期	537 (422)	452 (414)	450

営 業 利 益　（億円）



30
32
40
40
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

	02/3	03/3	04/3 (今回予想)
上期	12	10	14
下期	18	22	26

半導体事業

■3Qの状況

・携帯電話用音源LSIは、引き続き好調維持

・携帯用途以外の半導体は、ほぼ計画どおり



売上高
(億円)
245
460
633
585
携帯電話用音源LSI
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

	02/3	03/3	04/3（今回予想）	04/3（前回予想）
上期	129	168	298	
下期	116	292	335	

電子金属事業

■3Qの状況

・好調な半導体景気に乗り、リードフレーム材は好調継続

・3Q末在庫は前年同期比大幅減。インバー材在庫処分完了

売上高 (億円)



119
(86)
145
(114)
127
(119)
120
(112)
内インバー
( ) 内はインバーを除いた売上高
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)

	02/3	03/3	04/3 (今回予想)	04/3 (前回予想)
上期	54 (41)	80 (61)	66 (58)	
下期	65 (45)	65 (53)	61 (61)	

リビング事業

■3Qの状況

- 3Q売上は、ほぼ計画に沿った状況
- 住宅ローン減税の駆け込み受注が一巡した12月中旬以後、市況急速に悪化の兆し
- エア・ウォーター社との共同開発による新商品発表。発売は2月予定



売上高
（億円）
他
キッチン
浴室
457
460
450
455
64
69
65
68
175
177
173
174
218
214
212
213
02/3
03/3
04/3
04/3
（今回予想）
（前回予想）

	02/3	03/3	04/3（今回予想）
上期	238	236	232
下期	219	224	218



営業利益
（億円）
10
5
10
10
02/3
03/3
04/3
04/3
（今回予想）
（前回予想）

	02/3	03/3	04/3（今回予想）
上期	10	5	11
下期	0	0	▲1

レクリエーション事業

YAMAHA

■3Qの状況

・集客は順調だが、単価ダウン継続

・キロロは、雪不足影響で売上大幅ショート

・合理化進み、損益は改善の方向

・キロロゴルフ場は予定どおり、10月末で閉鎖



売上高
（億円）
216
209
200
210
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)

	02/3	03/3	04/3 (今回予想)
上期	108	103	103
下期	108	106	97



営業利益
（億円）
02/3
03/3
04/3 (今回予想)
04/3 (前回予想)
▲17
▲11
▲10
▲5

	02/3	03/3	04/3 (今回予想)
上期	▲8	▲8	▲5
下期	▲ 9	▲ 3	▲5

その他事業

■3Qの状況

- ・自動車用内装部品、携帯電話用Mg部品は好調持続
- ・ゴルフは新商品販売時期変更（12月→1月）により、計画未達
- ・3Q損益は、自動車部品、YFTは計画に対し増益、ゴルフは減収に伴い減益

売上高 （億円）



260
265
184
209
107
101
90
23
自動車部品
104
24
ゴルフ
15
130
141
95
YFT他
65
02/3
03/3
04/3
04/3
(今回予想)
(前回予想)

	02/3	03/3	04/3 (今回予想)	04/3 (前回予想)
上期	96	103	133	
下期	88	106	127	

営業利益 （億円）



4
5
5
▲4
02/3
03/3
04/3
04/3
(今回予想)
(前回予想)

	02/3	03/3	04/3 (今回予想)	04/3 (前回予想)
上期	▲1	5	5	
下期	▲3	▲1	0	

棚 卸 資 産

YAMAHA

➢3Q末在庫高は、計画比微増

➢期末在庫高は中間決算発表での前回予想レベルまで圧縮する計画



(億円)
仕掛品
/材料
他 製品
AV・IT
楽 器
907
268
48
125
466
02/9
801
248
61
84
408
03/3
865
274
42
106
443
03/9
768
256
19
84
409
03/12
715
249
36
67
363
04/3
(今回予想)
708
252
47
58
351
04/3
(前回予想)

実質有利子負債

YAMAHA

➢下期でリゾート預託金償還約55億円とCBの償還

（億円）



フリーキャッシュフロー
▲117
231
18
110
199
03/3 上期
03/3 下期
04/3 上期
04/3 3Q
04/3 4Q （今回予想）
転換社債
長短借入金
－現預金
695
243
452
460
243
217
467
243
224
409
243
166
248
02/9末
03/3末
03/9末
03/12末
04/3末 （今回予想）
＊上記の他に
リゾート預託金残高
372
368
361
329
306

設備投資・減価償却費


設備投資
減価償却費
(億円)
下期
上期
166
(187)
84
92
82
95
169
(176)
84
85
85
91
224
(182)
129
94
95
88
218
(190)
123
102
95
88
02/3
03/3
04/3
(今回予想)
04/3
(前回予想)

予想貸借対照表

（億円）

	02/9末	03/3末	03/9末	03/12末	04/3末
現預金	403	445	442	460	264
売上債権	814	791	886	1,001	814
棚卸資産	907	801	865	768	715
他流動資産	153	174	175	191	168
固定資産	2,961	2,916	2,996	3,015	3,078
資産計	5,238	5,127	5,364	5,435	5,039
仕入債務	425	395	425	400	421
借入金	855	661	666	626	512
転換社債	243	243	243	243	0
他負債	1,655	1,683	1,604	1,568	1,525
資本計	2,060	2,145	2,426	2,598	2,581
負債・資本計	5,238	5,127	5,364	5,435	5,039

＊他負債に少数株主持分を含む

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 5

Analyst and Investor Briefing on the Third Quarter of the Fiscal Year Ending March 31, 2004

(April 1, 2003 to December 31, 2003)

February 10, 2003

YAMAHA CORPORATION

Overview of the Performance in the Third Quarter

YAMAHA

- In 3Q, sales in the musical instruments business and the AV/IT business fell short of the forecasts announced along with interim results in November 2003. However, in addition to sharp growth in semiconductors, sales in the musical instruments and AV equipment slightly increased with the inclusion of the effects of currency exchange rate fluctuations. Thus, YAMAHA expects overall revenue to rise 4% for the full year.
- Operating income forecasts for nearly every segment exceeded 3Q forecasts and rose year-on-year.
- Due to hedging by selling euro forward contracts, exchange gains were around ¥800 million more than planned in 3Q forecasts.
- End-3Q musical instrument and AV/IT inventories rose slightly above planned levels.

  However, inventories were down around ¥10 billion year-on-year.
- End-3Q interest-bearing debt was ¥40.9 billion.

Performance in the Third Quarter

YAMAHA

➢ **Compared with previous projections, both sales and earnings increased.**

(Billions of Yen)

	3Q	Change from previous projections	Change from same period of previous year
Net Sales	149.1	↘	↗
Operating Income (Operating Income Ratio)	18.7 (12.5 %)	↗	↗
Recurring Profit (Recurring Profit Ratio)	21.5 (14.4 %)	↗	↗
Net Income (Net Income Ratio)	19.5 (13.1 %)	↗	↗

Currency Exchange Rate		3Q	Previous Projections	Level in same period of previous year
Net Sales	US$	109	110	123
	EUR	129	125	123
Operating Income	US$	110	110	123
	EUR	130	125	117

Sales by Business Segment in the Third Quarter

➢ Compared with previous projections, sales were lower but higher than in the same period of previous year

(Billions of Yen)

	3Q	Change from previous projections		Change from same period of previous year	
		Currency Exchange Impact	Actual Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	78.7	(0.2)	↘	(2.2)	↗
AV/IT	24.8	0.3	↘	(0.3)	↗
Lifestyle-Related Products	12.0		→		↘
Electronic Equipment and Metal Products	22.1		↗		↗
Recreation	4.7		↘		↘
Others	6.7		↘		↗
TOTAL	149.1	0.1	↘	(2.5)	↗

*Actual increases and decreases represent changes from previous projections and from the same period of the previous year, excluding the effects of currency exchange rate fluctuations.

Operating Income by Business Segment in the Third Quarter

YAMAHA

➢ 3Q earnings were higher than previous projections and the level recorded in the same period of the previous year

(Billions of Yen)

	3Q	Change from previous projections		Change from same period of previous year	
		Currency Exchange Impact	Actual Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	5.5	0.5	↗	0.3	→
AV/IT	3.2	0.3	↗	1.1	→
Lifestyle-Related Products	0.6		→		↗
Electronic Equipment and Metal Products	9.6		↗		↗
Recreation	(0.3)		↘		→
Others	0.1		→		↗
TOTAL	18.7	0.8	↗	1.4	↗

*Actual increases and decreases represent changes from previous projections and from the same period of the previous year, excluding the effects of currency exchange rate fluctuations.

Forecasts of Business Performance in FY2004

YAMAHA

➢4Q exchange rate assumptions: ¥110/$ and ¥127/euro

(Billions of Yen)

	1Q-3Q	4Q Forecasts	FY2004 (Current Forecasts)	FY2004 (Previous Forecasts)	FY2003	Change from projections	Change from FY2003
Net Sales	415.3	106.7	542.0	544.0	524.7	(0.4)%	+3.3%
Operating Income (Operating Income Ratio)	45.1 (10.9%)	0.4 (0.4%)	45.5 (8.4%)	42.0 (7.7%)	32.0 (6.1%)	+8.3%	+42.2%
Recurring Profit (Recurring Profit Ratio)	51.2 (12.3%)	(0.2) (—%)	51.0 (9.4%)	47.5 (8.7%)	33.8 (6.4%)	+7.4%	+50.9%
Net Income (Net Income Ratio)	45.7 (11.0%)	(1.7) (—%)	44.0 (8.1%)	41.5 (7.6%)	17.9 (3.4%)	+6.0%	+145.8%

Currency Exchange Rate		1Q-3Q	4Q Forecasts	FY2004 Current Forecasts	FY2004 Previous Forecasts	FY2003
Net Sales	US$	115	110	114	114	122
	EUR	132	127	131	130	121
Operating Income	US$	116	110	115	115	122
	EUR	128	127	128	126	116

Forecasts of Net Sales by Business Segment

(Billions of Yen)


Recreation & Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
524.7
41.8
60.6
46.0
83.7
292.6
FY2003
542.0 (+3.3%)
46.0 (+10.0)
76.0 (+25.4)
45.0 (-2.2)
79.0 (-5.6)
296.0 (-1.2)
FY2004 (Projections)
545.0 (+3.9%)
46.0
76.0
45.0
79.1 (-5.5)
298.9 (+2.2)
FY2004 (Projections)
After translation adjustment = ¥(3.0) bn.
544.0
47.5
70.5
45.5
83.0
297.5
FY2004 (Previous Projections)
541.8 (-0.4%)
46.0 (-3.2)
76.0 (+7.8)
45.0 (-1.1)
78.7 (-5.2)
296.1 (-0.5)
FY2004 (Projections)
After translation adjustment = ¥0.2 bn.

Compared with the Previous Year

*Figures in parentheses represent changes from the previous period.

Comparison of Previous Projections

*Figures in parentheses represent changes from the previous projections.

Forecasts of Operating Income by Business Segment

YAMAHA

(Billions of Yen)

	FY2003	FY2004 Projections	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	Previous (Nov 10) Projections
Musical Instruments	9.8	12.0	+2.2	+2.3	(0.1)	12.0
AV/IT	3.2	4.0	+0.8	+2.7	(1.9)	4.0
Lifestyle-Related Products	0.5	1.0	+0.5		+0.5	1.0
Electronic Equipment and Metal Products	19.3	29.0	+9.7		+9.7	25.0
Recreation	(1.1)	(1.0)	+0.1		+0.1	(0.5)
Others	0.4	0.5	+0.1		+0.1	0.5
TOTAL	32.0	45.5	+13.5	+5.0	+8.5	42.0

*Up ¥3.5bn compared to previous projections (Nov. 10)

Of which, ¥1.1bn due to forex impact in the second half (musical instruments ¥0.7bn and AV equipment ¥0.4bn)

Accordingly, on an adjusted basis, up ¥2.4bn compared to previous projections

Musical Instruments

■3Q Overview

3Q sales on an adjusted basis rose year-on-year.

In North America and Europe, the trend toward lower prices caused Christmas season sales to fall short of expectations.

In Asia, Korea and the near east registered growth. In China, the delay of market policies caused earnings to remain weak.

End-3Q inventories were slightly above target although just under the level recorded in the same period of the previous year.

Sales



(Billions of Yen)
286.9
292.6
296.0
297.5
(193.8)
(201.1)
(205.8)
(208.2)
Music schools, etc.
Yamaha Musical instruments
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)	FY2004 (Previous Projections)
1H	144.6	146.2	149.1	
2H	142.3	146.4	146.9	

Operating Income



(Billions of Yen)
4.7
9.8
12.0
12.0
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)	FY2004 (Previous Projections)
1H	3.8	6.0	9.7	
2H	0.9	3.8	2.3	

YAMAHA Musical Instrument Sales in the Japanese Market

In Q1 Q3, Electone sales fell by half year-on-year because of a lull ahead of a model change. Overall, sales declined 3% year-on-year. For the full year, sales are expected to recover with the launch of STAGEA, an Electone with new functions.



(Billions of Yen)
*Numbers in parentheses refer to the previous fiscal year
150
100
50
0
107.6
107.2 (100%)
104.0 (97%)
142.8
59.2
139.4 (98%)
55.9 (94%)
136.8 (98%)
(1Q-3Q sales for FY2002 and FY2003 were calculated using internal administrative figures.)
Music schools, etc.
Yamaha Musical instruments
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004 (Projections)
1Q-3Q
Full Year

YAMAHA Musical Instrument Sales in the U.S. Market

The negative portion from 1Q was recouped in 2Q, fueling a year-on-year rise in sales. In 3Q, sales were brisk, especially for portable keyboards. High-end pianos and wind instruments struggled.



Wholesale Amount
(Millions of Dollars)
600
500
400
300
200
100
0
*Numbers in parentheses refer to the previous fiscal year
3Q
2Q
1Q
357
138
126
93
369
(103%)
128
138
103
394
(107%)
146
149
99
470
501
(107%)
524
(105%)
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004
(Projections)
1Q-3 Q
Full Year

YAMAHA Musical Instrument Sales in the German Market

Because of the ongoing slump in the overall economy, the financial condition of retailers is worsening. E-commerce (Internet) is starting to impact sales of wind instruments.



Wholesale Amount
(Millions of EUR)
250
200
150
100
50
0
*Numbers in parentheses refer to the previous fiscal year
3Q
2Q
1Q
153
61
47
45
155
(101%)
59
51
45
150
(97%)
56
51
43
190
194
(102%)
198
(102%)
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004
(Projections)
1Q-3 Q
Full Year

YAMAHA Musical Instrument Sales in the U.K. Market

With the retail consumption index down 7% year-on-year and the economy in the midst of a pullback, sales of lower-priced pianos, electric pianos, and portable keyboards were firm. However, sales of PA and wind instruments remained weak.



Wholesale Amount
(Millions of £)
*Numbers in parentheses refer to the previous fiscal year
70
60
50
40
30
20
10
0
3Q
2Q
1Q
48
21
16
11
50
(104%)
21
18
11
51
(102%)
23
17
11
60
63
(105%)
66
(105%)
FY2002
FY2003
FY2004
FY2002
FY2003
FY2004
(Projections)
1Q-3 Q
Full Year

AV/IT

■3Q Overview

3Q sales rose year-on-year because of the launch of mid/high-end AV receivers, after having been delayed, and the introduction of value-priced system goods made in China. However, sales were below target.

Routers and on-line karaoke systems were firm on the whole.

Inventories slightly exceeded target.


Sales
(Billions of Yen)
95.2
(75.4)
83.7
(76.4)
79.0
83.0
CDR
(Figures in parentheses exclude CDR sales)
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	41.5 (33.2)	38.5 (35.0)	34.0
2H	53.7 (42.2)	45.2 (41.4)	45.0


Operating Income
(Billions of Yen)
3.0
3.2
4.0
4.0
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	1.2	1.0	1.4
2H	1.8	2.2	2.6

Semiconductors

■3Q Overview

Sales of mobile phones sound source chips remained brisk.

Sales of semiconductors outside of those for mobile phones were in line with plan.



Sales
(Billions of Yen)
63.3
58.5
46.0
24.5
Mobile phone sound source chips
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	12.9	16.8	29.8
2H	11.6	29.2	33.5

Electronic Metals

■3Q Overview

Supported by a robust semiconductor market, sales of lead frame materials remained healthy.

End-3Q inventories were sharply down year-on-year. Disposal of Invar materials inventories was completed.

*Numbers in parentheses refer to the previous fiscal year



Sales
(Billions of Yen)
11.9
(8.6)
Invar
14.5
(11.4)
12.7
(11.9)
12.0
(11.2)
(Figures in parentheses exclude invar sales)
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	5.4 (4.1)	8.0 (6.1)	6.6 (5.8)
2H	6.5 (4.5)	6.5 (5.3)	6.1 (6.1)

Lifestyle-Related Products

YAMAHA

■3Q Overview

3Q sales were broadly in line with plan.

Market conditions rapidly deteriorated from late December as orders fueled by tax breaks on housing loans wound down.

Joint development with Air Water leads to announcement of new products. Sales scheduled to begin in February.



Sales
(Billions of Yen)
Others
Others
Bathrooms
45.7
46.0
45.0
45.5
6.4
6.9
6.5
6.8
17.5
17.7
17.3
17.4
21.8
21.4
21.2
21.3
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	23.8	23.6	23.2
2H	21.9	22.4	21.8



Operating Income
(Billions of Yen)
1.0
0.5
1.0
1.0
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	1.0	0.5	1.1
2H	0	0	(0.1)

Recreation

■3Q Overview

Customer numbers good, but average spending per customer continues to fall.

Sales at Kiroro fell significantly short of target because of lack of snow.

Rationalization is progressing and losses narrowing.

Kiroro Golf Club closed at end-October as planned.

Sales



(Billions of Yen)
21.6
20.9
20.0
21.0
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)	FY2004 (Previous Projections)
1H	10.8	10.3	10.3	
2H	10.8	10.6	9.7	

Operating Loss



(Billions of Yen)
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)
(1.7)
(1.1)
(1.0)
(0.5)

	FY2002	FY2003	FY2004 (Projections)
1H	(0.8)	(0.8)	(0.5)
2H	(0.9)	(0.3)	

Others

■3Q Overview

Sales of automobile interior and magnesium components for mobile phones remained brisk.

Golf product sales fell short of previous projections because of a change in the date for sales of new products (from December to January).

In 3Q, sales of automobile interior components and Yamaha Fine Technologies Co., Ltd. (YFT) were higher than planned, but earnings declined in conjunction with lower sales of golf products.

Sales


(Billions of Yen)
Automobile Interior Components
Golf Club
Other Businesses of YFT
18.4
10.4
1.5
6.5
20.9
9.0
2.4
9.5
26.0
10.7
2.3
13.0
26.5
10.1
2.3
14.1
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	9.6	10.3	13.3
2H	8.8	10.6	12.7

Operating Loss


(Billions of Yen)
(0.4)
0.4
0.5
0.5
FY2002
FY2003
FY2004 (Projections)
FY2004 (Previous Projections)

	FY2002	FY2003	FY2004 (Projections)
1H	(0.1)	0.5	0.5
2H	(0.3)	(0.1)	0

Inventories

- End-3Q inventories were slightly higher than planned.
- New target for year-end inventories is at same level as announced along with interim results.



(Billions of Yen)
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
90.7
26.8
4.8
12.5
46.6
80.1
24.8
6.1
8.4
40.8
86.5
27.4
4.2
10.6
44.3
76.8
25.6
1.9
8.4
40.9
71.5
24.9
3.6
6.7
36.3
70.8
25.2
4.7
5.8
35.1
As of September 30, 2002
As of March 31, 2003
As of September 30, 2003
As of December 31, 2003
As of March 31, 2004 (Projections)
As of March 31, 2004 (Previous Projections)

Interest-Bearing Liabilities

➤ In the second half, resort deposit refunds will be around ¥5.5bn and convertible bonds will be redeemed.

(Billions of Yen)



Free Cash Flows
(11.7)
23.1
1.8
11.0
19.9
FY2003 First Half
FY2003 Second Half
FY2004 First Half
FY2004 3Q
FY2004 4Q
(Projection)



Convertible bonds
Long- and short-term borrowings, less cash and deposits
69.5
24.3
45.2
46.0
24.3
21.7
46.7
24.3
22.4
40.9
24.3
16.6
24.8
As of September 30, 2002
As of March 31, 2003
As of September 30, 2003
As of December 31, 2003
As of March 31, 2004 (Projection)

Not included in above

Balance of resort security deposits	37.2	36.8	36.1	32.9	30.6

Capital Investments/ Depreciation and Amortization

(Billions of Yen)



Capital Investments
Depreciation and Amortization
16.6
(18.7)
8.4
9.2
8.2
9.5
16.9
(17.6)
8.4
8.5
8.5
9.1
22.4
(18.2)
12.9
9.4
9.5
8.8
21.8
(19.0)
12.3
10.2
9.5
8.8
Second Half
First Half
FY2002
FY2003
FY2004
(Projections)
FY2004
(Previous Projections)

Balance Sheet Summary

YAMAHA

(Billions of Yen)

	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of December 31, 2003	As of March 31, 2004 (Projections)
Cash and Bank Deposits	40.3	44.5	44.2	46.0	26.4
Accounts and Notes Receivable	81.4	79.1	88.6	100.1	81.4
Inventories	90.7	80.1	86.5	76.8	71.5
Other Current Assets	15.3	17.4	17.5	19.1	16.8
Fixed Assets	296.1	291.6	299.6	301.5	307.8
Total Assets	523.8	512.7	536.4	543.5	503.9
Accounts and Notes Payable	42.5	39.5	42.5	40.0	42.1
Short-and Long-Term Borrowings	85.5	66.1	66.6	62.6	51.2
Convertible Bonds	24.3	24.3	24.3	24.3	0
Other Liabilities*	165.5	168.3	160.4	156.8	152.5
Total Liabilities	206.0	214.5	242.6	259.8	258.1
Total Liabilities and Shareholders Equity	523.8	512.7	536.4	543.5	503.9

*Other liabilities include minority interests

In this report, the figures forecast for the Company s future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.

Exhibit 6

2004.4　2007.3
中期経営計画説明会

2004年2月10日

ヤマハ株式会社

環境認識

YAMAHA

■経営リスクの増大

市場構造・技術の変動、競争の激化、コンプライアンスリスク等

■知価社会への動き

技術、ノウハウなど「知恵」の収益化とブランド確立が競争の鍵

■中国の影響力の増大

生産地及び消費地としての存在感の拡大と、世界市場での競合

中期経営計画の基本スタンス

YAMAHA

高水準の利益を安定的に創出し、
持続的な発展を可能とする経営構造の実現を目指す

YSD50

SUSTAINABLE DEVELOPMENT

＊YSDは、YAMAHA Sustainable Development（持続的な発展）の頭文字。
50は「500億円の利益水準＋実質有利子負債ゼロ」の目標を表します。

企業の持続的発展のために、
「①強い収益基盤　②付加価値を創造し成長し続けること　③環境・社会との調和」の実現を目指します。

中期経営計画の3つの方針

持続的・安定的な
高収益構造の確立

独創的かつ高品質な
商品開発／事業創出

企業の社会的責任
(CSR)を重視した経営

2007年3月期数値目標

為替レート〔＄：110円　€：127円〕

連結営業利益	500億円
当期利益	340億円
ＲＯＥ	10%
ＦＣＦ（３年間）	600億円
実質有利子負債	ゼロ
在庫月数	2．9ケ月
連結売上高	5,900億円

持続的・安定的な
高収益構造の確立

持続的・安定的な高収益構造の確立

1）楽器事業営業利益300億円

2）その他中核事業の収益基盤の安定化

3）既存の全事業ユニットの損益黒字化

4）調達コスト削減、製造改革、ビジネスプロセス革新、事務合理化による全社コストダウン

楽器事業

1）企画・開発力、マーケティング力の強化による商品の付加価値向上

2）設備音響ビジネス、中国市場における成長と国内市場の活性化

3）製造改革の推進

1）企画・開発力、マーケティング力の強化による商品の付加価値向上

YAMAHA

■ 高付加価値商品の開発

- 技術シーズの活用により、顧客へ楽器の楽しさ、使い易さを提案
- 中高級モデル開発強化



カスタムZシリーズ



エレクトーン STAGEA



ディスクラビア MarkⅣ

■ アーティスト、専門家対策



ヤマハアーティスト
サービスNYオフィス
（イメージ）


YAMAHA
RYUICHI SAKAMOTO
PHIL WOODS
世界の拠点
からの情報
現地法人
サイトリンク
事業部
サイトリンク
アーティスト
動画

ヤマハのアーティストリレーション活動を
紹介する新ホームページ（イメージ）

2）設備音響ビジネス、中国市場における成長と国内市場の活性化

YAMAHA

■設備音響ビジネスでの成長（150%）

- ミキサーを基軸にシステムソリューションの実現
- 中小SR（ライブ音響）設備市場にフォーカス
- 営業体制の強化





YAMAHA

■ 中国市場での売上大幅伸長

– 販売網、営業体制の強化

– ヤマハの品質訴求、音院･アーティスト対策の積極的展開によるブランド強化

– ヤマハ音楽教室の立ち上げ

– 杭州工場立ち上げによる生産拠点拡充




YAMAHA

■ 国内市場の活性化

- 国内営業における販売のしくみの改革
- 普及・販売拠点への投資強化
（3年間で100億円）
- エレクトーン「STAGEA」の発売とエレクトーン愛好家の拡大


YAMAHA
uni style

ユニスタイル



コア100

3）製造改革の推進

■ヤマハ生産思想の形成と、楽器製造に最適な仕組みの構築

- TPS、TPMの全面展開
- SCM活動と連動した在庫削減

■ 生産拠点の見直し

- 拠点の整備、再配置
- 杭州ヤマハの軌道乗せ

■ 調達コスト削減

- グローバルな材料調達・供給能力の拡大

コンテンツ、メディア事業

YAMAHA

■ 海外着メロ配信ビジネスの拡大

－07/3期 ････ 売上高7．2億円目標

■ ポータルサイトを活用した新規事業展開

－ 携帯総合サイト「メロっちゃ」（会員400万人）

－ 音楽ポータルサイト「Music e-club」
（月間220万ビジター、YOM会員30万人）

＊YOM：ヤマハオンラインメンバー

■ グループ内レーベル（YMC，ミュージックフロント）における新ヒットアーティストの輩出にチャレンジ

AV･IT事業

■ ホームシアター事業の強化

- 商品の差別化
  - ・ヤマハの強みである「音」にこだわった違いの演出
  - ・薄型TV時代に対応したデザインマッチング
  - ・スピーカーのブランドポジション確立
- QCDの更なる向上と変種変量生産
  - ・セル生産の統合マネジメント
  - ・SCMのレベルアップ

■ ルーター事業の企業／SOHO向ソリューションビジネス拡大

- VPN／VoIPを軸としてSOHO・企業向に特化
  - 高速・多機能ルーターの強化・拡大
  - Voice＆Data統合提案
- ソリューションビジネスプロセスの確立
  - 代理店・開発・営業一体の顧客対応体制
  - 顧客要望をタイムリーにフィードバックするマーケティングプロセスの確立

半導体事業

■ 携帯音源ビジネスのワールドワイドシェアの維持

－グローバルマーケットでのSMAFの更なる推進

・各国・各地域でのコンテンツサポートの拡充

－新商品の継続的開発と市場投入

・高機能商品による差別化提案

・ローコスト商品による競合価格攻勢への対応

－変化する需要への生産対応

■ 携帯音源事業以外の領域の拡大

－アミューズメント分野（音源、画像）

－オーディオ分野（車載、デジタルアンプ）

－通信分野（IPv6関連）

－センサー分野（地磁気、その他）

電子金属事業

■ 損益分岐点の引き下げ

- 業界に適合した生産対応能力の実現
- 旧インバー設備の転用による銅系生産能力の拡大
- TPMの推進によるQCDの継続的改善

■ 銅系コネクター材事業の開拓と拡大

- オーリン社との提携による新市場開拓

リビング事業

■ リフォーム事業のビジネスモデル確立

- エンドユーザーをターゲットとし、ショールームを核に地域・フロントユーザーに密着した市場政策
- AWL社との提携・協業での売上と資源補完

■ 更なる損益分岐点の引き下げと資源の継続的投入

- 施工を軸に、更なる生産供給方式の高度化
- 商品改革、業務改革、要員構造改革

レクリエーション事業

YAMAHA

■ 地域または特定分野におけるオンリーワン、No.1

– 地域との共生、地域物産の特性を活かした「料理」「もてなし」「楽しみ方」の提案による差別化

– 音・音楽の楽しめる施設



キロロ



葛城　北の丸



はいむるぶし

その他事業

YAMAHA

■ゴルフ

・New　Inpresシリーズによるブランドの存在感確立

■自動車用内装部品

・製造改革によるコストダウンで競争力強化
・新規顧客の開拓…海外メーカー、新製法・新意匠

■金型部品、FA

・MgコストNo．１工場の実現
・加飾筐体ソリューションプロバイダーのビジネスモデル確立
・FAは、プレシジョン、リークテスター、ロボットで自立可能な事業規模まで拡大

独創的かつ高品質な
商品開発／事業創出

独創的かつ高品質な商品開発／事業創出

YAMAHA

1）新たな楽しみ方の提案

2）メディア総合戦略の継続展開

3）コアコンピタンスの「音」をベースにした
新規事業創出

4）開発のベースとなる技術の強化／風土活性化

新たな楽しみ方の提案

■ ネットワーク接続や簡単演奏で需要を拡大



推奨例：無線LAN接続
常時接続
インターネット
ADSL 光ケーブル CATV
モデム
無線ルータまたは
アクセスポイント
無線LAN接続
無線LAN
PC
USB無線LAN
INTERNET
DIRECT CONNECTION









メディア総合戦略　新フェーズ

YAMAHA

■ ハード、ソフト、コンテンツを連動させ新規ビジネス創出



対応ハード
楽　器
パソコン
携帯電話
ネット楽器
ネットＡＶ
ネット家電
配信メディア
Ⅰ．配信メディア（チャンネル）の整備拡充
ミュージック イークラブ
ネット楽器 対応サイト
顧客データ ベース
コンテンツ
（MIDI、電子楽譜、Audio、Video、etc.）
サードパーティ コンテンツ
ヤマハグループ コンテンツ
Ⅱ．新規サービス
カラオケ、歌本
eラーニング
楽曲配信
コンテンツの集積
事業部、関連会社
ヤマハ音楽振興会
出版社、レコード会社
マルチメディア業界他
Ⅲ．対応するハードの開発

ｺｱｺﾝﾋﾟﾀﾝｽの「音」をﾍﾞｰｽにした新規事業創出

「音楽の音」の深耕と併せて、人の声や環境の音も扱う「音の専門企業」としてのブランドを確立し、新規事業の創出と成長を目指す。

- ネットワーク化を背景とした「音生活」のための技術開発
  開発・マーケティング組織として「サウンドライフ戦略推進室」新設
- HIC(Human Interface Component)を切り口に、「人」に焦点をあてた、感性、感覚を扱う部品事業
- 「音のヤマハ」としての基盤強化

企業の社会的責任
(CSR)を重視した経営

企業の社会的責任(CSR)を重視した経営

YAMAHA

1）法令遵守

2）環境保全

3）安全・衛生

4）情報開示

5）社会／文化との調和

環境保全

YAMAHA

■ RoHS対応（グリーン調達及び環境配慮設計）

– 2005年度までに対応を完了させる

■ ゼロエミッション

– ヤマハ単体の工場については2005年末までに達成

■ PRTR対象物質排出量削減

– 2006年度に2002年度比で20%削減

■ CO2排出量削減

– 2010年度に1990年度比で
6%削減（京都議定書に準拠）



太陽光発電施設設置イメージ

中期経営計画数値目標

売上計画

YAMAHA

■ 売上高は着実な成長を目指す



（億円）
5,247
5,420
5,500
5,650
5,900
03/3
04/3
05/3
06/3
07/3

利益計画（営業利益）

■ 07/3期、最高益の実現目標



（億円）
320
455
365
400
500
03/3
04/3
05/3
06/3
07/3

在庫計画

■ 07/3期末在庫高は、在庫月数ベースで、03/3期比20%削減


（億円）
801
715
719
720
727
03/3
04/3
05/3
06/3
07/3
（期末在庫高）

設備投資計画

YAMAHA

■ 05/3期は営業拠点、設備更新等に積極投資の計画



(億円)
169
176
224
182
256
195
180
188
180
187
設備投資
減価償却費
03/3
04/3
05/3
06/3
07/3

要員計画

■ 国内は漸減。海外は中国を中心に増加


（人）
23,563
24,086
23,970
24,170
24,340
11,676
12,162
12,080
12,400
12,720
海外
11,887
11,924
11,890
11,770
11,620
国内
03/3
04/3
05/3
06/3
07/3

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 6

April 2004 to March 2007
Medium-Term Business Plan Briefing

February 10, 2004

YAMAHA CORPORATION

Perception of operating environment

YAMAHA

■Business risks increasing

Shifts in market composition/technology, escalating competition and growing compliance risks

■Moving toward knowledge value-based society

Key to competition is brand creation and converting technical expertise, know-how, and other knowledge into earnings

■Influence of China increasing

Growing presence as production base and consuming region
Expanding competitiveness in global markets

Basic stance of medium-term plan

YAMAHA

Stable generation of high earnings

Aiming to realize business structure capable of sustainable development

YSD50

SUSTAINABLE DEVELOPMENT

* YSD is acronym for YAMAHA Sustainable Development
50 represents target of ¥50bn in earnings and zero net debt

The factors crucial to sustainable development are:
(1) strong earnings base, (2) creation of added value with continual growth, and (3) working in harmony with the environment and society

Three main policies of the plan

YAMAHA

Sustainable/stable
high-profit earnings structure

Innovative and high-quality
product development/
business creation

Corporate social responsibility/
CSR-focused management

Targets for fiscal year ending March 2007

YAMAHA

Exchange rates (¥110/$ and ¥127/€)

Consolidated Operating Income	¥50bn
Net Income	¥34bn
ROE	10%
FCF (3-year)	¥60bn
Net debt	Zero
Inventories	2.9 months
Consolidated sales	¥590bn

Sustainable/stable
high-profit earnings structure

Establishment of sustainable/stable high-profit earnings structure

YAMAHA

1) Musical instruments: Operating income of ¥30bn

2) Other core businesses: Stabilize earnings bases

3) Make all existing business units profitable

4) Reduce total costs by cutting procurement expenses, revamping manufacturing processes, retooling business processes, and rationalizing clerical tasks

Musical Instruments

YAMAHA

1) Strengthen planning/development and marketing capabilities to increase added value of products

2) Seek growth in professional audio equipment business and Chinese market while revitalizing Japanese market

3) Revamp manufacturing processes

1) Strengthen planning/development and marketing capabilities to increase added value of products

YAMAHA

■ Development of high value-added products

- Leverage technology seeds to provide customers with fun, easy-to-use instruments
- Strengthen development of mid- and high-end models



Custom Z series



Electone STAGEA



Disklavier Mark IV

■ Meeting the needs of artists and specialists





Yamaha artist service NY office (image)


YAMAHA
RYUICHI SAKAMOTO
PHIL WOODS
Information from global bases
Local entity website links
Division website links
Artist videos

Introduction of new artist relations website (image)

2) Seek growth in professional audio equipment business and Chinese market while revitalizing Japanese market

YAMAHA

- **Growth in professional audio equipment business (150%)**
  - Realize system solutions based on mixers
  - Focus on small- and medium-sized SR (live sound) equipment market
  - Strengthen marketing systems





■ Expand sales in Chinese market

- Strengthen sales network and marketing systems
- Enhance YAMAHA brand by emphasizing YAMAHA quality and proactively accommodating the needs of music conservatories and artists
- Make preparations for establishing YAMAHA music schools
- Enhance production base by establishing a manufacturing plant in Hangzhou, China




YAMAHA

■ Revitalization of Japanese market

- Revise sales method in Japanese business
- Bolster investment in dissemination/sales points (¥10bn over three years)
- Launch STAGEA and expand Electone fans



unistyle

YAMAHA unistyle



Core 100

3) Revamp manufacturing processes

YAMAHA

- **Reform YAMAHA production concepts and construct optimal mechanisms for manufacturing musical instruments**
  - Deploy Toyota Production System (TPS) and Total Production Management (TPM) on all fronts
  - Reduce inventories and employ SCM
- **Reassess production bases**
  - Reposition and bolster bases
  - Get Hangzhou Yamaha Musical Instruments on track
- **Reduce procurement costs**
  - Enhance ability to procure/supply materials globally

Content and Media

- Expand overseas ringing melodies distribution service
  - FY2007 .... Sales target of ¥720mn
- Develop new businesses by leveraging portal sites
  - Melocha comprehensive site for mobile phone users (4mn subscribers)
  - Music portal site Music e-Club (2.2mn visitors/month, YOM* membership 0.3mn)

*YOM: YAMAHA online member

- Meet the challenge of enhancing the group label (Yamaha Music Communications, Music Front) by constantly searching for new hit artists

AV/IT

YAMAHA

■ Strengthen the home theater business

- Promote product differentiation
  - Differentiate YAMAHA products by employing its strength in sound
  - Match designs to needs in thin-screen TV era
  - Better position YAMAHA brand of speakers

- Further improve QCD and produce various products in variable lots
  - Implement cell production integrated management
  - Increase the level of SCM

■ Expand router business for enterprise/SOHO solutions

- Specialize in SOHO/enterprise solutions revolving around VPN/VoIP
  - Enhance/expand high-speed, multi-function routers
  - Propose solutions to integrate voice & data
- Establish solutions business process
  - Establish integrated customer response system encompassing agents, development, and sales
  - Implement marketing process that capitalizes on timely feedback on customer queries

Semiconductors

YAMAHA

■ Sustain worldwide share of mobile phone sound source chip business

- Further pursue SMAF in global market
  - Expand content support for all countries/regions
- Pursue sustainable development/market entry for new products
  - Propose differentiated solutions using sophisticated products
  - Respond to price competition with low-cost products
- Employ production to accommodate demand shifts

- **Expand in areas outside of mobile phone sound source business**

  - Amusement field (sound source, video)

  - Audio field (automotive, digital amps)

  - Telecommunications field (IPv6-related products)

  - Sensor field (terrestrial magnetic, other)

Electronic Metals

- **Lower breakeven point**
  - Ensure that production systems are optimized for each given industry
  - Expand copper-related production capacity by converting former Invar facility
  - Promote TPM to sustain improvement in QCD

- **Cultivate and expand copper-related connector business**
  - Tap new markets by leveraging alliance with Olin

Lifestyle-Related Products

YAMAHA

- **Establish business model for remodeling operations business**
  - Pursue market strategy of developing close ties with home builders and at the regional level by setting up showrooms and targeting end users
  - Complement sales and resources of alliance partner AWL

- **Further lower breakeven point and continually deploy resources**
  - Increase sophistication of production supply methods that are focused on construction
  - Revamp products, clerical tasks, and personnel structure

Recreation

YAMAHA

- **Become undisputed leader in specific regions and/or fields**
  - Advance unique experience proposals based on coexistence with nature and amusement, hospitality, and food specific to particular regions
  - Provide facilities that offer unparalleled enjoyment of sound and music



Kiroro



Katsuragi Kitanomaru



Haimurubushi

Others

YAMAHA

■ Golf products

- Heighten brand presence with New inpres series

■ Automobile interior components

- Increase competitiveness by reducing costs through the retooling of manufacturing processes
- Cultivate new customers. . .overseas makers, new manufacturing methods/new designs

■ Metallic molds and factory automation products

- Realize No. 1 factory status in terms of manufacturing costs for magnesium parts
- Establish business model as provider of decorative chassis solutions
- In FA, increase business scale of precision parts, leak testers, and robots to point where they can stand alone

Innovative and high-quality product development/ business creation

Innovative and high-quality product development/ business creation

YAMAHA

1) Propose new forms of amusement

2) Continually deploy a comprehensive media strategy

3) Create new businesses underpinned by our core competence in sound

4) Strengthen technology as a development base/energize corporate culture

Propose new forms of amusement

YAMAHA

- **Expanding demand for use in network connections and simple music performances**



Example of Recommended Use: Wireless LAN Connection
Internet
Full-time Connection
Wireless Router or Access Point
Modem
Wireless LAN Connection
Wireless LAN
PC
USB Wireless LAN
INTERNET DIRECT CONNECTION









Comprehensive media strategy   a new phase

- **Create new businesses that interlock our hardware, software, and content**



Hardware
Musical instruments
PCs
Mobile phones
Net musical instruments
Net AV
Net home appliances
Distribution media
I. Expand and upgrade delivery media (channels)
Music e-Club
Net instrument compatible sites
Customer database
Content
(MIDI, electronic sheet music, audio, video, etc.)
Third-party content
YAMAHA Group content
II. New services
Karaoke, electronic sheet music, e-learning, record distribution
Business units, affiliates, YAMAHA Music Foundation
Publishing/recording companies, multimedia industry, etc.
Content accumulation
III. Development of compatible hardware

Create new businesses based on our core competence in sound

YAMAHA

Aiming to grow and establish new businesses and position our brand as a sound specialist that mines and combines the sounds that comprise music and that manipulates human voices and environmental sounds

- **Amid shift to networked systems, develop technology to facilitate lifestyles that center on sound**
  Establish Sound Life Strategy Promotion Office as development/ marketing organization

- **Starting with HIC (Human Interface Component), promote component businesses that focus on people and that deal with senses and emotions**

- **Strengthen basis for the concept of YAMAHA as a sound expert**

Corporate social responsibility/ CSR-focused management

Corporate social responsibility/CSR-focused management

YAMAHA

1) Compliance with laws and regulations

2) Environmental preservation

3) Safety and health

4) Disclosure

5) Harmony with society/culture

Environmental preservation

YAMAHA

- **RoHS response (green procurement and environment-friendly design)**
  - Complete response by FY2005
- **Zero emissions**
  - Achieve targets at YAMAHA parent plants by 2005 year-end
- **Reduce emissions of compounds subject to PRTR**
  - Reduce FY2006 volume by 20% compared with FY2002 level
- **Reduce CO2 emissions**
  - Reduce FY2010 emissions by 6% compared with FY1990 level (compliance with Kyoto Protocol)



Solar electric generation facility(image)

Medium-term business plan targets

Sales targets

■ **Aiming for solid sales growth**



(Billions of Yen)
524.7
542.0
550.0
565.0
590.0
FY2003
(Actual)
FY2004
(Forecast)
FY2005
FY2006
FY2007
(Mid-term plan)

Operating income targets

YAMAHA

- Achieve record-high earnings in FY2007



(Billions of Yen)
32.0
45.5
36.5
40.0
50.0
FY2003
FY2004
FY2005
FY2006
FY2007
(Actual)
(Forecast)
(Mid-term plan)

Inventory targets

YAMAHA

■ **Reduce FY2007 inventories by 20% compared with level in FY2003**



(Billions of Yen)
80.1
71.5
71.9
72.0
72.7
FY2003
FY2004
FY2005
FY2006
FY2007
(Fiscal year-end inventory amount)
(Actual)
(Forecast)
(Mid-term plan)

Capital investment targets

YAMAHA

- In FY2005, invest aggressively in sales bases and plant/equipment

(Billions of Yen)



25.6
22.4
19.5
16.9
17.6
18.2
18.0
18.8
18.0
18.7
Capital investments
Depreciation
FY2003
FY2004
FY2005
FY2006
FY2007
(Actual)
(Forecast)
(Mid-term plan)

Headcount targets

- **Reduce Japanese headcount; Increase headcount overseas, mainly in China**



(people)
23,563
24,086
23,970
24,170
24,340
11,676
12,162
12,080
12,400
12,720
Overseas
11,887
11,924
11,890
11,770
11,620
Japan
FY2003
FY2004
FY2005
FY2006
FY2007
(Actual)
(Forecast)
(Mid-term plan)

In this report, the figures forecast for the Company s future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.